digital lifestyles
GROUP

November 24, 2008

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael F. Johnson, Staff Attorney

Re:	Digital Lifestyles Group Inc. (the “Company”) Registration Statement on Form S-1 filed on January 4, 2005 SEC File No. 333-121833

Dear Mr. Johnson:

In response to the Securities and Exchange Commission’s (the “Commission”) letter dated November 5, 2008, and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 filed with the Commission on January 4, 2005 (File No. 333-121833) (the “Registration Statement”).  The Company is withdrawing the Registration Statement, which has not been declared effective, because the Company has undergone certain management and corporate strategy changes, including a financial restructuring.  As a result, the Company has determined that it should withdraw the Registration Statement.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

No securities were sold, and no securities will be sold, under the above referenced Registration Statement.

Should you have any additional questions and/or need additional information please contact me at 931-808-3709.

Sincerely, /s/ Ken Page Ken Page CEO and Chairman

1872 West Avenue, Suite 102, Crossville, TN 38555 ♦ 931.707.9601